UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-36538

Name of Issuer: Sorrento Tech, Inc.
Exchange: NASDAQ Stock Market LLC
_____________________________________________________________________________________
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

20 Independence Boulevard
Warren NJ 07059
(908) 605-4700
_____________________________________________________________________________________
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, par value $0.001 per share
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(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)

[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[x] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sorrento Tech, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 19, 2017            By: /s/ Lars Boesgaard                Chief Financial Officer
Date                Name                                 Title